

May 1, 2020

H. Lynn Harton
Chief Executive Officer
United Community Banks, Inc.
2 West Washington Street, Suite 700
Greenville, SC 29601

>**Re: United Community Banks, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed April 27, 2020**
>   **File No. 333-237862**

Dear Mr. Harton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance